UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 3)*


                                   REMEC, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    759543101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Bryant R. Riley
                            11100 Santa Monica Blvd.
                                    Suite 800
                              Los Angeles, CA 90024
                                 (310) 966-1444
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._75943101                    13D                     Page 1 of 3 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SACC Partners LP; Riley Investment Management LLC; B. Riley & Co. Inc.;
      B. Riley & Co. Retirement Trust, Bryant R. Riley, Carleen Riley
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

      WC, PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,851,398
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          44,600
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,851,398
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    44,600
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,895,998

________________________________________________________________________________


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


         PN, IA, BD, EP, IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.__ 75943101                   13D                    Page 2 of 3 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock of REMEC, Inc.
         3790 Via De La Valle
         Suite 311
         Del Mar, California 92014


________________________________________________________________________________
Item 2.  Identity and Background.

     (a) SACC Partners LP (Delaware limited partnership) Riley Investment Management LLC (Delaware limited liability company) B. Riley & Co., Inc. (Delaware corporation) B. Riley & Co. Retirement Trust (employee benefit plan) Mr. Bryant R. Riley (individual residing in California) Mrs. Carleen Riley (individual residing in California)

     (b)  11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

     (c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), an SEC registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). Mr. Riley is also a Trustee of the B. Riley & Co. Retirement Trust ("BRCRT"). Mr. and Mrs. Riley own their joint account with rights of survivorship. Mr. Riley is the sole custodian of accounts for the benefit of his children. Each entity is located at the address specified in (b) above.


     (d)  N/A

     (e)  N/A

     (f)  United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds. BRC's purchases were made with BRC corporate funds. BRCRT's purchases were made with funds deposited into the Trust. Mr. and Mrs. Riley's purchases were made with personal funds. The custodial purchases were made with funds deposited into such accounts.

________________________________________________________________________________
Item 4.  Purpose of Transaction.


The filing person is maintaining the shares for investment purposes.

CUSIP No.__ 75943101                   13D                    Page 3 of 3 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) SACC owns 1,440,443 shares of REMEC's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 1,440,443 shares held by SACC, representing approximately 5.15% of REMEC's outstanding stock.

               BRC owns 339,435 shares of REMEC's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 339,435 shares of REMEC's common stock, representing approximately 1.21% of REMEC's outstanding stock.

               BRCRT owns 71,520 shares of REMEC's common stock. Because Mr. Riley has voting and investment power over BRCRT's security holdings, both BRCRT and Mr. Riley may be deemed to have beneficial ownership of the 71,520 shares of REMEC's common stock, representing approximately 0.26% of REMEC's outstanding stock.

               Mr. and Mrs. Riley directly own 44,600 shares in their personal joint account, representing approximately 0.16% of REMEC's outstanding stock.

               Mr. Riley's children's accounts own a total of 8,040 shares of REMEC's common stock. However, although Mr. Riley controls voting and investment power over his children's custodial accounts, Mr. Riley may not be deemed to have and disclaims beneficial ownership of the 8,040 shares of REMEC's common stock in these custodial accounts, representing approximately 0.03% of REMEC's outstanding stock.

               To summarize, Mr. Riley may be deemed to beneficially own a total of 1,851,398 shares of REMEC common stock (6.61%) through his relationships with SACC, RIM, BRC and BRCRT. Mr. and Mrs. Riley may be deemed to beneficially own a total of 44,600 shares of REMEC common stock (0.16%) through their joint account. Mr. Riley also controls an additional 8,040 shares of REMEC common stock (0.03%) through his role as custodian over his children's accounts, although he disclaims ownership over those particular shares.

     (b) With respect to all of the shares that are held by each of SACC, BRC, BRCRT and the custodial accounts, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares. Mr. and Mrs. Riley share the power to vote and dispose or direct the disposition of the shares in their joint account.

     (c) Please see Exhibit A for transactions that have taken place within the last 60 days.

     (d)  None

     (e)  N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM, BRC, BRCRT and the custodial accounts are described above under Item 2(c) above. There is no written agreement among the reporting parties regarding the REMEC shares.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed in Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

________________________________________________________________________________

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2005
                                          SACC PARTNERS LP
                                          By: Riley Investment Management LLC,
                                              its General Partner
                                          By: /s/ Bryant R. Riley
                                          --------------------------------


                                          Bryant R. Riley,
                                          President
                                          RILEY INVESTMENT MANAGEMENT LLC
                                          By: /s/ Bryant R. Riley
                                          --------------------------------


                                          Bryant R. Riley, CEO
                                          B. RILEY & CO., INC.
                                          By: /s/ Bryant R. Riley
                                          --------------------------------


                                          Bryant R. Riley, Trustee
                                          B. RILEY & CO., INC. RETIREMENT TRUST
                                          By: /s/ Bryant R. Riley
                                          --------------------------------


                                          Bryant R. Riley, Individual
                                          By: /s/ Bryant R. Riley
                                          ------------------------


                                          Carleen Riley, Individual
                                          By: /s/ Carleen Riley
                                          ------------------------



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

          Transaction Code                 Quantity   Trade Date      Price
          ----------------                 --------   ----------    --------
SACC          Sell                         (25,000)    6/24/2005    $ 6.2800
              Sell                         (24,708)    6/27/2005    $ 6.3418
              Sell                          (9,822)    6/28/2005    $ 6.4255
              Sell                         (25,000)     7/5/2005    $ 6.4656
              Buy                           89,459     7/11/2005    $ 6.6500
              Sell                        (353,749)    7/12/2005    $ 6.0287
              Buy                           15,400     7/18/2005    $ 5.9400
              Sell                         (15,400)    7/18/2005    $ 5.9506
              Buy                           51,900     7/20/2005    $ 6.0400
              Sell                         (51,900)    7/20/2005    $ 6.0219
              Buy                           25,000     7/21/2005    $ 6.0500
              Sell                         (25,000)    7/21/2005    $ 6.0400
              Buy                           32,300     7/28/2005    $ 6.1300
              Sell                         (32,300)    7/28/2005    $ 6.0968
              Buy                          111,500      8/1/2005    $ 6.2300
              Sell                        (111,500)     8/1/2005    $ 6.2300

BRC           Buy                               93     6/16/2005    $ 6.3900
              Buy                            5,000     6/16/2005    $ 6.4100
              Buy                            5,000     6/16/2005    $ 6.4100
              Buy                            5,000     6/16/2005    $ 6.4000
              Buy                            5,000     6/16/2005    $ 6.4000
              Buy                           60,000     6/16/2005    $ 6.4107
              Buy                            2,500     6/16/2005    $ 6.4200
              Buy                            7,500     6/16/2005    $ 6.4100
              Buy                           10,000     6/16/2005    $ 6.4100
              Sell                         (10,000)    6/16/2005    $ 6.4059
              Sell                          (6,500)    6/16/2005    $ 6.4038
              Sell                          (5,000)    6/16/2005    $ 6.4146
              Sell                            (300)    6/16/2005    $ 6.4200
              Sell                          (7,900)    6/16/2005    $ 6.4200
              Sell                          (5,700)    6/16/2005    $ 6.4200
              Sell                         (14,600)    6/16/2005    $ 6.4118
              Sell                          (5,000)    6/16/2005    $ 6.4181
              Sell                          (5,000)    6/16/2005    $ 6.4086
              Sell                         (10,000)    6/16/2005    $ 6.4100
              Sell                          (5,000)    6/16/2005    $ 6.4100
              Sell                          (5,000)    6/16/2005    $ 6.4100
              Sell                          (5,000)    6/16/2005    $ 6.4000
              Sell                          (5,000)    6/16/2005    $ 6.4000
              Sell                          (2,500)    6/16/2005    $ 6.4200
              Sell                          (7,500)    6/16/2005    $ 6.4100
              Buy                           23,083     6/20/2005    $ 6.4500
              Sell                          (1,000)    6/20/2005    $ 6.4700
              Sell                            (425)    6/20/2005    $ 6.4800
              Sell                         (13,273)    6/20/2005    $ 6.5000
              Sell                         (10,000)    6/20/2005    $ 6.4900
              Sell                          (1,200)    6/20/2005    $ 6.4800
              Sell                             (78)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (400)    6/20/2005    $ 6.4900
              Sell                             (22)    6/20/2005    $ 6.4900

          Transaction Code                 Quantity   Trade Date      Price
          ----------------                 --------   ----------    --------
              Sell                            (156)    6/20/2005    $ 6.4700
              Sell                            (844)    6/20/2005    $ 6.4700
              Sell                            (475)    6/20/2005    $ 6.4700
              Sell                            (100)    6/20/2005    $ 6.4700
              Sell                            (500)    6/20/2005    $ 6.4700
              Sell                            (445)    6/20/2005    $ 6.4700
              Sell                            (299)    6/20/2005    $ 6.4700
              Sell                            (101)    6/20/2005    $ 6.4800
              Sell                            (200)    6/20/2005    $ 6.4800
              Sell                            (800)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (800)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (200)    6/20/2005    $ 6.4800
              Sell                            (500)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (355)    6/20/2005    $ 6.4700
              Sell                            (200)    6/20/2005    $ 6.4700
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                             (80)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (200)    6/20/2005    $ 6.4900
              Sell                            (200)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (300)    6/20/2005    $ 6.4900
              Sell                            (300)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (200)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                            (100)    6/20/2005    $ 6.4900
              Sell                             (20)    6/20/2005    $ 6.4700
              Sell                          (1,000)    6/20/2005    $ 6.4700
              Sell                            (200)    6/20/2005    $ 6.4700
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (200)    6/20/2005    $ 6.4800
              Sell                            (400)    6/20/2005    $ 6.4900
              Sell                            (400)    6/20/2005    $ 6.4900
              Sell                            (200)    6/20/2005    $ 6.4900
              Sell                             (11)    6/20/2005    $ 6.4800
              Sell                             (89)    6/20/2005    $ 6.4800
              Sell                            (200)    6/20/2005    $ 6.4500

          Transaction Code                 Quantity   Trade Date      Price
          ----------------                 --------   ----------    --------
              Sell                             (11)    6/20/2005    $ 6.4800
              Sell                            (200)    6/20/2005    $ 6.4900
              Sell                            (200)    6/20/2005    $ 6.4900
              Sell                            (200)    6/20/2005    $ 6.4900
              Sell                            (400)    6/20/2005    $ 6.4900
              Sell                             (95)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4500
              Sell                            (422)    6/20/2005    $ 6.4500
              Sell                            (200)    6/20/2005    $ 6.4500
              Sell                            (100)    6/20/2005    $ 6.4500
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                             (11)    6/20/2005    $ 6.4800
              Sell                             (89)    6/20/2005    $ 6.4800
              Sell                            (100)    6/20/2005    $ 6.4800
              Sell                          (2,689)    6/20/2005    $ 6.4700
              Sell                            (100)    6/20/2005    $ 6.4700
              Sell                            (100)    6/20/2005    $ 6.4700
              Sell                            (100)    6/20/2005    $ 6.4700
              Sell                             (78)    6/20/2005    $ 6.4500
              Sell                            (400)    6/20/2005    $ 6.4500
              Sell                            (200)    6/20/2005    $ 6.4500
              Sell                             (64)    6/21/2005    $ 6.5374
              Sell                            (300)    6/22/2005    $ 6.5000
              Sell                            (300)    6/22/2005    $ 6.5000
              Sell                          (1,800)    6/22/2005    $ 6.5100
              Sell                          (2,199)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (350)    6/22/2005    $ 6.5000
              Sell                             (50)    6/22/2005    $ 6.5000
              Sell                            (550)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                             (50)    6/22/2005    $ 6.5000
              Sell                            (400)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (400)    6/22/2005    $ 6.5000
              Sell                            (500)    6/22/2005    $ 6.5000
              Sell                            (200)    6/22/2005    $ 6.5000
              Sell                            (400)    6/22/2005    $ 6.5000
              Sell                          (1,200)    6/22/2005    $ 6.5000
              Sell                            (300)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (500)    6/22/2005    $ 6.5000
              Sell                            (300)    6/22/2005    $ 6.5000
              Sell                          (2,500)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                          (1,000)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000

          Transaction Code                 Quantity   Trade Date      Price
          ----------------                 --------   ----------    --------
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (400)    6/22/2005    $ 6.5000
              Sell                          (1,000)    6/22/2005    $ 6.5000
              Sell                            (100)    6/22/2005    $ 6.5000
              Sell                            (400)    6/22/2005    $ 6.5000
              Sell                            (500)    6/22/2005    $ 6.5000
              Sell                            (400)    6/22/2005    $ 6.5000
              Sell                          (5,000)    6/22/2005    $ 6.5000
              Sell                            (400)    6/22/2005    $ 6.5000
              Sell                            (500)    6/22/2005    $ 6.5000
              Buy                           12,411     6/27/2005    $ 6.3168
              Sell                          (5,000)    6/27/2005    $ 6.3200
              Sell                          (5,000)    6/27/2005    $ 6.3076
              Sell                          (3,041)    6/27/2005    $ 6.3200
              Buy                           75,000     6/29/2005    $ 6.4735
              Sell                          (5,000)    6/29/2005    $ 6.5600
              Sell                          (5,000)    6/29/2005    $ 6.5200
              Sell                         (10,000)    6/29/2005    $ 6.5000
              Sell                          (3,300)    6/29/2005    $ 6.5000
              Sell                          (1,000)    6/29/2005    $ 6.5000
              Sell                            (500)    6/29/2005    $ 6.5000
              Sell                          (4,300)    6/29/2005    $ 6.5000
              Sell                            (500)    6/29/2005    $ 6.5000
              Sell                            (200)    6/29/2005    $ 6.5000
              Sell                            (100)    6/29/2005    $ 6.5900
              Sell                            (100)    6/29/2005    $ 6.5800
              Sell                         (35,000)    6/29/2005    $ 6.5700
              Sell                            (200)    6/29/2005    $ 6.5100
              Sell                            (200)    6/29/2005    $ 6.4700
              Sell                            (100)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                          (2,500)    6/29/2005    $ 6.5000
              Sell                            (100)    6/29/2005    $ 6.5000
              Sell                            (500)    6/29/2005    $ 6.5000
              Sell                          (1,100)    6/29/2005    $ 6.5000
              Sell                            (100)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                            (200)    6/29/2005    $ 6.5100
              Sell                            (100)    6/29/2005    $ 6.5100
              Sell                          (1,900)    6/29/2005    $ 6.5100
              Sell                          (1,100)    6/29/2005    $ 6.5100
              Sell                            (400)    6/29/2005    $ 6.5100
              Sell                            (500)    6/29/2005    $ 6.5100
              Sell                            (200)    6/29/2005    $ 6.5100
              Sell                            (400)    6/29/2005    $ 6.5100
              Sell                            (600)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                            (600)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                            (600)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                          (2,100)    6/29/2005    $ 6.5000

          Transaction Code                 Quantity   Trade Date      Price
          ----------------                 --------   ----------    --------
              Sell                            (700)    6/29/2005    $ 6.5000
              Sell                            (114)    6/29/2005    $ 6.5300
              Sell                            (100)    6/29/2005    $ 6.5000
              Sell                            (900)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                            (600)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Sell                            (600)    6/29/2005    $ 6.5000
              Sell                            (400)    6/29/2005    $ 6.5000
              Buy                              990     6/30/2005    $ 6.5000
              Sell                            (990)    6/30/2005    $ 6.5000
              Sell                            (400)     7/1/2005    $ 6.4900
              Buy                           25,000      7/5/2005    $ 6.4656
              Sell                            (700)     7/5/2005    $ 6.5016
              Sell                         (30,000)     7/5/2005    $ 6.4700
              Sell                         (10,000)     7/5/2005    $ 6.4500
              Sell                             (60)     7/6/2005    $ 6.5000
              Sell                             (91)     7/8/2005    $ 6.6019
              Buy                              300     7/12/2005    $ 6.0400
              Sell                            (300)    7/12/2005    $ 5.9523
              Sell                        (314,643)    7/12/2005    $ 6.0287
              Buy                              600     7/15/2005    $ 5.9700
              Buy                               63     7/15/2005    $ 5.9500
              Sell                            (600)    7/15/2005    $ 5.9500
              Buy                           25,000     7/18/2005    $ 5.9300
              Sell                         (25,000)    7/18/2005    $ 5.9300
              Sell                          (7,500)    7/19/2005    $ 5.9700
              Sell                         (55,000)    7/19/2005    $ 6.0200
              Sell                         (15,000)    7/19/2005    $ 6.0400
              Sell                          (3,878)    7/19/2005    $ 6.0700
              Sell                          (9,991)    7/22/2005    $ 6.0500
              Buy                            5,100     7/27/2005    $ 6.0500
              Sell                          (5,100)    7/27/2005    $ 6.0500
              Buy                                2     7/28/2005    $ 6.0968
              Buy                           12,000     7/28/2005    $ 5.8100
              Buy                            8,000     7/28/2005    $ 5.8500
              Sell                         (10,000)    7/28/2005    $ 5.9000
              Sell                          (2,600)    7/28/2005    $ 5.9400
              Sell                          (7,400)    7/28/2005    $ 5.9500
              Buy                              200     7/29/2005    $ 6.1500
              Sell                            (100)    7/29/2005    $ 6.2700
              Sell                            (700)     8/1/2005    $ 6.3000